

Mail Stop 7010

December 19, 2007

Ms. Debra P. Roe
CFO & Assistant Secretary-Treasurer
The Monarch Cement Company
P.O. Box 1000
Humboldt, KS 66748

      RE: **Form 10-K for the fiscal year ended December 31, 2006**
              Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and
              September 30, 2007
              File No. 0-2757

Dear Ms. Roe:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

Liquidity, page 5

2. Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Financial Statements

General

3. Please disclose in a footnote the dollar amount of your accounts payable, as of each balance sheet date, that relates to property, plant and equipment.

4. You disclose on page 9 that you use third-party actuaries to assist in properly measuring the expense and liability associated with your pension and postretirement plans. If you continue to refer to these independent consultants and any other specialist, please identify each of the valuation specialists. Alternatively, you may revise your disclosure to eliminate the reference to them.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 20

General

5. Your statements of cash flows indicate that you have purchased shares of your subsidiaries' stock during each of the three prior fiscal years. Please disclose your accounting policy related to the issuance and repurchase of your subsidiaries'

stock as well as provide the other disclosures called for by Question 6 of SAB Topic 5:H.

(g) Inventories, page 20

6. Please clarify whether all of the items included in the line items described as fuel, gypsum, paper sacks and other as well as operating and maintenance supplies are items that are used in production. If not, please expand your disclosure to state how you determined it was appropriate to report and account for these amounts as inventory.

(n) Self Insurance, page 22

7. Please disclose the extent of your self insurance in each area that you are self insured. Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area.

Note 3 – Property, Plant and Equipment, page 23

8. The range of useful lives for your property and equipment is very broad. Please breakout each category in Note 3 into smaller components. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Note 5 – Income Taxes, page 23

9. Please disclose the expiration dates of your net operating loss carryforwards. See paragraph 48 of SFAS 109.

Item 10 – Lines of Business, page 28

10. Please disclose the types of amounts included in the corporate assets line item for each period presented.

Note 11 – Quarterly Financial Information, page 29

11. Please disclose your gross profit for each full quarter within the two most recent fiscal years as required by Item 302(a)(1) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

12. Please address the above comments in your interim filings as well.

Financial Statements

Consolidated Statements of Comprehensive Income

13. Please help us understand how you arrived at the amount of the reclassification
adjustment for the nine months ended September 30, 2007. Given that all your
investments appear to be classified as available for sale pursuant to SFAS 115,
please specifically address why the reclassification adjustment does not equal the
amount of realized gains on equity investments recorded during the nine months
ended September 30, 2007 after excluding tax effects. Please refer to paragraph
18 of SFAS 130 and Illustration 1 of Appendix C to SFAS 130.

Note 3

14. Please present a reconciliation of the total of the reportable segments' measures of
profit or loss to your consolidated income before income taxes. See paragraph
33(f) of SFAS 131.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your supplemental response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed decision. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief